UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FACT CORPORATION
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

303039 10 1
(CUSIP Number)

W. Scott Lawler
1530-9th Ave S.E.
Calgary, Alberta T2G 0T7
(403) 693-8014
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 5, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 303039 10 1

1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

Stone Canyon Resources Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization Province of Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 916,716

8. Shared Voting Power -0-

9. Sole Dispositive Power 916,716

10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person 916,716

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 13.2%*

14. Type of Reporting Person (See Instructions) CO

* Calculated as of June 7, 2002.

This Amendment No. 1 to Stone Canyon Resources Ltd.'s Schedule 13D amends the information in the Stone Canyon Resources Ltd.'s original Schedule 13D dated June 5, 2002 and filed with the Securities and Exchange Commission on June 14, 2002, as a purchase of 25,000 shares was mistakenly omitted.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, no par value, of FACT Corporation (the "Issuer"). Its principal executive offices are located at 1530-9th Ave S.E., Calgary, Alberta T2G 0T7 Canada.

Item 2. Identity and Background

The corporation filing this report is Stone Canyon Resources Ltd., a company incorporated pursuant to the laws of the Province of Alberta, Canada on behalf of both Stone Canyon Resources Ltd. and its wholly owned subsidiary, Stone Canyon Resources, Inc., a company incorporated pursuant to the laws of the State of Colorado. Its principal business is oil and gas operations and the development of technology related to oil and gas. The address of its principal place of business is 1530-9th Ave S.E., Calgary, Alberta Canada T2G 0T7.

During the last five (5) years, neither Stone Canyon Resources Ltd. or Stone Canyon Resources Inc. have been convicted in any criminal proceeding.

During the last five (5) years, neither Stone Canyon Resources Ltd., Stone Canyon Resources Inc. nor their officer or director has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the terms of a Purchase and Sale Agreement between the Issuer and Stone Canyon Resources Ltd., dated March 1, 2000, Stone Canyon acquired a total of 817,050 shares of common stock of the Issuer as partial consideration for the sale of certain oil and gas assets.

Stone Canyon Resources Ltd. used $40,223.49 of its working capital to purchase a total of 84,666 shares and Stone Canyon Resources Inc. used $9,259.30 of its working capital to purchase a total of 15,000 shares of common stock of the Issuer during the months of April, May and including June 5, 2002. The shares were purchased through the facilities of a registered securities broker on the public market.

Item 4. Purpose of Transaction

The purpose of the transaction was to acquire further shares of the Issuer for investment purposes.

Stone Canyon Resources Ltd. may continue to purchase additional securities of the Issuer for investment purposes.

Other than the possible purchase of additional securities, Stone Canyon Resources Ltd. has no present plans or proposals relating to the Issuer.

Item 5. Interest in Securities of the Issuer

(a) As of June 5, 2002 the aggregate number of shares of Class A Common Stock of the Issuer beneficially owned by Stone Canyon Resources Ltd. was 916,716, which shares represents 13.2% of the Issuer's total issued and outstanding shares.

(b) Stone Canyon has sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c) During the 60 sixty day period preceding the filing of this Schedule 13D, Stone Canyon Resources Ltd. and Stone Canyon Resources Inc. collectively purchased 99,666 shares of the Issuer as reported above in Item 3. All of the purchases were effected through the facilities of a registered broker dealer. The following is a schedule of the purchases including dates, number of shares acquired, price and the consideration paid including commissions:

Date	# shares	Per share	Cost
4.25.02	5,000	$ 0.38	$ 1,976.05
4.25.02	10,000	$ 0.36	$ 3,733.80
4.26.02	10,000	$ 0.36	$ 3,733.80
4.30.02	6,666	$ 0.37	$ 2,562.81
5.2.02	10,000	$ 0.37	$ 3,785.00
5.2.02	10,000	$ 0.35	$ 3,585.00
5.16.02	10,000	$ 0.61	$ 6,312.67
5.24.02	7,500	$ 0.61	$ 4,708.60
5.28.02	2,500	$ 0.61	$ 1,540.00
5.28.02	8,000	$ 0.61	$ 5,056.04
5.30.02	5,000	$ 0.61	$ 3,165.65
5.31.02	10,000	$ 0.61	$ 6,312.67
6.3.02	5,000	$ 0.58	$ 3,010.70

 (d) The sole director and officer of Stone Canyon Resources Ltd. and Stone Canyon Resources Inc. is the only person that has the power to direct the proceeds from the sale of, and the receipt of dividends from, the sale of, any Class A Common Stock held by Stone Canyon Resources Ltd. and Stone Canyon Resources Inc. Stone Canyon Resources Ltd. would have the right to receive the dividends on the shares its holds and Stone Canyon Resources Inc. would have the right to receive the dividends on the shares it holds.

(e) Stone Canyon Resources Ltd. with its wholly owned subsidiary, Stone Canyon Resources Inc. continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

A copy of the Purchase and Sale Agreement described in Item 3 is filed as Exhibit 1 hereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2002
Date

s/s: "Jacqueline Danforth"
Signature

Jacqueline Danforth, President - Stone Canyon Resources Ltd. and Stone Canyon Resources Inc.
Name/Title